EXHIBIT 99.1

Internet Gold - Golden Lines Intends to Initiate a Private Placement for institutional and qualified investors of its Series D Debentures that Will Be Exchanged for Series C Debentures

Ramat Gan, Israel, October 5, 2014 - Internet Gold - Golden Lines Ltd. (the "Company", "Internet Gold") (NASDAQ and TASE: IGLD), today announced that the Company's Board of directors has instructed the Company's management to carry out a private placement of Series D Debentures to "classified"/"institutional" investors and "qualified" (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law), in Israel - in exchange for a portion of the Company’s outstanding Series C Debentures.

The final terms of the contemplated transaction have not yet been determined and there is no assurance that the transaction will eventually be carried out.

The private placement is currently intended to be structured as an increase to the outstanding Series D Debentures of the Company, which series was first issued in March 2014. The Series C Debentures purchased by the Company will be cancelled and the remaining outstanding debentures of both series will continue to trade on the Tel Aviv Stock Exchange.

The terms of the newly issued Series D Debentures will be identical to the terms of the outstanding Series D Debentures. The newly issued Series D Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

If the private placement will take place, the exchange of the debentures shall be conducted as a private placement to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933 and the newly issued debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

The private placement is also subject to the approval of Midroog Ltd., an Israeli rating company, in order to award a local Baa1 stable rating for the placement with respect to the new Series D Debentures that may be issued in the proposed transaction.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities.